May 14, 2021

VIA EDGAR

Division of Corporation Finance

Office of Life Sciences

U.S. Securities and Exchange Commission

100 F Street, N.E.

Mail Stop 4720

Washington, D.C. 20549-3628

Attention:	Margaret Schwartz Suzanne Hayes Tara Harkins Daniel Gordon

Re:	VG Acquisition Corp. Registration Statement on Form S-4 File No. 333-254772

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, VG Acquisition Corp., a Delaware corporation (the “Registrant”), hereby requests acceleration of effectiveness of its registration statement on Form S-4 (File No. 333-254772), as amended, to 4:00 p.m. Eastern Time on May 14, 2021, or as soon as practicable thereafter.

The Registrant hereby authorizes Derek J. Dostal of Davis Polk & Wardwell LLP to orally modify or withdraw this request for acceleration.

Please contact Derek J. Dostal of Davis Polk & Wardwell LLP at (212) 450-4322 or derek.dostal@davispolk.com with any questions you may have concerning this request, and please notify him when this request for acceleration has been granted.

Very truly yours,

/s/ James Cahillane
General Counsel and Corporate Secretary, VG Acquisition Corp.

cc: Derek J. Dostal, Davis Polk & Wardwell LLP

Lee Hochbaum, Davis Polk & Wardwell LLP Marlee S. Myers, Morgan, Lewis & Bockius, LLP Howard A. Kenny, Morgan, Lewis & Bockius, LLP Celia A. Soehner, Morgan, Lewis & Bockius, LLP